EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(unaudited)

(In millions, except ratio)

Three Months Ended April 2, 2005
Fixed charges:
Interest expense	$71
Estimated interest portion of rents	9
Total fixed charges	$80

Income:
Income from continuing operations before income taxes	$119
Fixed charges	80
Adjusted income	$199

Ratio of income to fixed charges	2.49